SCHEDULE A
to the Investment Advisory Agreement

(as amended on January 31, 2025 to
reduce the management fee for the Pzena International Small Cap Value Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Pzena Mid Cap Value Fund	0.80%
Pzena Emerging Markets Value Fund	1.00%
Pzena Small Cap Value Fund	0.95%
Pzena International Small Cap Value Fund	0.95%
Pzena International Value Fund	0.65%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	PZENA INVESTMENT MANAGEMENT, LLC

By: /s/Jeffrey T. Rauman	By: /s/Allison Fisch
Name: Jeffrey T. Rauman	Name: Allison Fisch
Title: President	Title: President

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